TO: Western Copper Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Authorité des marches financiers du Québec
Nova Scotia Securities Commission
New Brunswick Office of the Administrator of Securities
PEI Provincial Affairs &Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador
The Toronto Stock Exchange

I, Scott Casselman, do hereby consent to the public filing by Western Copper Corporation (the "Company") of the technical report entitled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada" dated April 29th 2011 (the "Technical Report") prepared for the Company by M3 Engineering & Technology Corp; and a summary of the Technical report contained in the news release (the "News Release") of the Company dated April 7th 2011 relating to the subject matter of the Technical Report, which the above securities regulatory authorities.

I confirm that I have read the written disclosure in the News Release and the News Release fairly and accurately represents the information in the Technical Report.

Dated as of the 29 April 2011

PROFESSIONAL
PROVINCE OF
S. G. CASSELMAN
BRITISH COLUMBIA
GEOSCIENTIST

Signature of Qualified Person

Scott Casselman

Print Name of Qualified Person